Susan Wagner-Fleming

Vice President, Corporate Secretary and Associate General Counsel

T 630 864 5060   F 630 864 4527

Susanwagner-fleming@officemax.com

September 21, 2007

Ms. Pamela Howell

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Subject:	OfficeMax Incorporated
Definitive 14A
Filed March 15, 2007
File No. 001-05057

Dear Ms. Howell:

On behalf of OfficeMax Incorporated, a Delaware corporation (the “Company,” “we,” or “us”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated August 21, 2007.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Compensation Discussion and Analysis, page 23

1.             Your disclosure suggests that all elements of compensation for 2007 have been approved.  Specifically, we note that ten peer companies were removed from the group in determining 2007 compensation levels and that in February 2007, the committee approved performance criteria, bonus targets and design for the 2007 annual incentives plan.  Disclose these targets or provide a supplemental analysis as to why these targets may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  We remind you that the Compensation Discussion and Analysis should address these specific actions regarding executive compensation that were taken after the end of your last fiscal year in greater detail.  Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement.  See Section II.B.1 of Commission Release 33-8732A.  To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

Instruction 4 of Item 402(b) states that registrants are not required to disclose target levels with respect to quantitative performance-related factors or any other criteria involving confidential financial information, the disclosure of which would result in competitive harm for the registrant.  This standard incorporates the criteria for non-disclosure used when relying upon Exemption 4 of the Freedom of Information Act.  Courts applying Exemption 4 have applied the following standard: information is confidential if it is likely to cause substantial harm to the competitive position of the person from whom the information was obtained(1).

In both 2006 and 2007, the Executive Compensation Committee of the Board of Directors (the “Board”) established performance criteria that had to be met by the Company in order for annual incentive compensation bonuses to be issued.  In both 2006 and 2007, the performance criteria were return on sales, same location sales growth and earnings before interest and taxes (“EBIT dollars”).  As we stated in our proxy statement, these performance criteria are selected and weighted to align with our strategic plan for the particular period.  We will add disclosure of performance criteria for completed performance periods in future filings.  However, performance criteria for performance periods which have not been completed are similar to forecasted financial results.  If competitors were to have the information, they could draw inferences about whether we are planning price increases or restriction of expenses.  The Company has not previously disclosed this information.

Two of our competitors, Staples, Inc. and Office Depot, Inc., operate business with similar operating models to ours.  Each operates a contract division selling office supplies to businesses and a retail division selling office supplies to the public through office product super stores.  This allows these competitors to have a particularly educated eye when drawing inferences from competitor data.  Based on our review of their filings, neither of these competitors disclosed their performance criteria for their 2007 incentive programs.

Information regarding possible price increases would allow these competitors to compete more effectively with us in the retail environment by holding prices down when they believe that we need to increase prices.  It would also provide them with a competitive advantage when bidding on or attempting to retain contract division business if they suggest to customers that price increases are likely to be instituted for our customers.

Likewise, information regarding restriction of expenses would allow our competitors to compete more effectively in recruiting associates, since they could suggest to potential candidates that restriction of expenses will affect the compensation and benefits that we can provide to our associates.  It would also

(1)          National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).

provide them with a competitive advantage when bidding on or attempting to retain business if they suggest to customers that upcoming expense restrictions by us will lead to poor service or reduced inventory.

As a result, we believe that disclosure of our performance criteria for ongoing or future performance periods is likely to cause substantial harm to our competitive position.  As is required by Instruction 4 of Item 402(b), we supplied disclosure on pages 27, 28 and 29 of our Compensation Discussion and Analysis (“CD&A”) regarding how likely it would be for the Company to achieve the performance criteria.  In future filings, we propose to add an additional paragraph that describes what the historical performance criteria have been, and whether they were met.  Determination of the appropriate historical data to include requires an understanding of the Company’s history.  Prior to 2004, we were a materially different company in a different industry.  In December 2003, Boise Cascade Corporation (the Company’s former name) completed its purchase of OfficeMax, Inc.  Prior to December 2003, the Company sold and distributed office products to businesses as one of its lines of business but had no retail presence.  In November 2004, the Company sold all lines of business other than its office products distribution businesses and changed its name to OfficeMax Incorporated.  As a result, the most pertinent data regarding achievement of historical performance criteria to show would be for the years 2005 to the present.

We note your reminder that the CD&A should address actions regarding executive compensation that were taken after the end of the last fiscal year.  In each section of our CD&A, we provided detailed information on actions taken with respect to executive compensation in 2007.  Please see:

•                                          On peer group:

The second paragraph on page 25 beginning “For purposes of evaluating 2007…”

•                                          On base salary:

The fifth sentence of the first paragraph on page 27, beginning “In February 2007…”

The third sentence of the second paragraph on page 27, beginning “In February 2007…”

The third paragraph on page 27

•                                          On annual incentive compensation

The fifth paragraph on page 28

•                                          On long-term incentive compensation:

The fourth paragraph on page 30

In future filings, we will continue to take Instruction 2 to Item 402(b) and Section II.B.1 of Commission Release 33-8732A into account in drafting our CD&A.

2.             Please provide a materially complete description of the compensation committee’s processes and procedures for the consideration and determination of executive compensation.  See Item 407(e)(3) of Regulation S-K.

Response:

We believe that throughout our CD&A, we have provided materially complete information responsive to Item 407(e)(3)(ii) and (iii).  In future filings, we propose to add the following additional information responsive to Item 407(e)(3)(i) of Regulation S-K:

“Executive Compensation Committee

The Executive Compensation Committee of the board of directors (the “Committee”) operates under a written charter and is comprised entirely of directors meeting the independence requirements of the New York Stock Exchange. The members of the Committee are appointed by the Board on the recommendation of the Governance and Nominating Committee and may be removed by the Board in its discretion.

The Board established the Committee to discharge the Board’s responsibilities relating to compensation of the Company’s chief executive officer and each of the Company’s other executive officers. The Committee has overall responsibility for decisions relating to all compensation plans, policies, and benefit programs as they affect the chief executive officer and other executive officers.

Committee Authority and Responsibilities:

•                                          The Committee annually reviews and approves corporate goals and objectives relevant to chief executive officer compensation.  Together with the Board’s Committee of Outside Directors, the Committee annually evaluates the CEO’s performance in light of those goals and objectives and determines and approves the CEO’s overall compensation levels based on this evaluation.

•                                          The Committee annually reviews and approves the annual base salaries and annual incentive opportunities of the Company’s elected officers.

•                                          Periodically and when appropriate, the Committee reviews and approves the following as they affect the CEO and the Company’s elected officers:

•                                          All other incentive awards and opportunities including both cash-based and equity-based awards and opportunities;

•                                          Any employment agreements and severance arrangements;

•                                          Any change-in-control agreements and change-in-control provisions affecting any elements of compensation and benefits; and

•                                          Any special or supplemental compensation and benefits.

•                                          The Committee receives periodic reports on the Company’s compensation programs as they affect all employees.

•                                          The Committee is responsible for producing a Committee report for inclusion in the Company’s proxy statement.

•                                          The Committee reviews and discusses the CD&A with management.  Based on this review and discussion, the Committee determines whether to recommend to the Board that the CD&A be included in the Company’s annual report or proxy statement.

•                                          The Committee periodically reviews executive succession plans for business and staff organizations.

Committee Procedure:

The Committee abides by the following processes:

•                                          The Committee reviews and reassesses its Charter annually and recommends any proposed changes to the Board.

•                                          The Committee has at least three regularly scheduled meetings annually but will meet as often as necessary to carry out its responsibilities.  The meetings may be called by the Committee chair, the chairman of the Board, or the CEO.

•                                          The Committee keeps minutes and reports its activities to the Board.

•                                          The Committee annually reviews its own performance.

•                                          The Committee has the sole authority to retain and terminate any compensation consultant to be used to assist it in the evaluation of CEO or elected officer compensation and has sole authority to approve the consultants’ fees and the other terms and conditions of the consultants’ retention.  The Committee also has authority to obtain advice and assistance from internal or external legal, accounting, or other advisors as it deems appropriate.

•                                          The Committee may form and delegate authority to subcommittees.”

3.             You have not provided quantitative disclosure of the terms of the necessary performance objectives to be achieved in order for your named executive officers to earn their incentive compensation.  Please disclose the specific target performance metrics, as well as the strategic objectives for each individual, used to determine incentive amounts.  To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may exclude the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient.  Refer, for example, to your statement on page 31 that achievement of the 2007 targets will require an improvement in your operating results in excess of your 2006 results, and which the committee believes will increase shareholder value when met, while taking into account that further year over year incremental improvement in operating results becomes more difficult as operating results improve.  In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Response:

In both 2006 and 2007, the Executive Compensation Committee of the Board established performance criteria that had to be met by the Company in order for performance-based restricted stock units granted under the Company’s long-term incentive plan to vest.  In both 2006 and 2007, the performance criteria were two year measures of return on net assets (“RONA”) and earnings before interest and taxes (“EBIT dollars”) and annual return on sales measures (“ROS”).  The purpose of including a RONA target is to encourage appropriate emphasis on the Company’s balance sheet, while inclusion of EBIT dollars and ROS encourage appropriate emphasis on the Company’s income statement.

See our response to Question 1, above with respect to disclosure of the performance measures pertaining to the annual incentive program for our discussion of why disclosure of the performance criteria is likely to cause substantial harm to our competitive position.  The same arguments apply to disclosure of the performance criteria applicable to our long-term incentive program.

Please also see our response to Question 1 above for our proposed additional disclosure regarding the difficulty of attaining the performance criteria under the long-term incentive plan.

4.             Please disclose in greater detail how the long-term incentive compensation is determined.  For example, it is unclear how the specific targets and grants are determined.  Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

In future filings, we would propose to add the following paragraph providing additional information on the long-term incentive compensation:

“After consideration of the long-term incentive award data presented in the annual survey conducted by Hewitt, the Committee approves long-term incentive award targets for the upcoming fiscal year, expressed as a multiple of salary.  The Committee generally attempts to align the award target for each elected officer with the median rate for equivalent positions at peer group companies.  The salary multiple is then applied to the elected officer’s base salary to determine the size of the award.  The Committee also considers whether the awards are comparable to similar awards previously offered by the Company.  The Committee believes that these considerations create a competitive program that supports attraction and retention objectives and also results in a reasonable and sustainable level of potential share dilution and cost.  On the date on which the awards are granted, each elected officer receives that number of the securities that have been selected for issuance under the long-term incentive program equal to his or her salary multiplied by his or her award target percentage divided by the closing price of Company stock on the date of grant.  No action may be taken by the officer with respect to the securities underlying the award until the securities vest.  The number of securities that actually vest will depend on achievement of the objective performance criteria established by the Committee.  An elected officer’s actual vested number of Company shares is expected to be either above or below the targeted amount.”

5.             When discussing benchmarking, please disclose the actual percentiles for total compensation and each benchmarked element of compensation in 2006.  You state that the committee generally attempts to align target bonuses for each elected officer with the median rate for equivalent positions at peer groups.  This disclosure should include a discussion of where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

In future filings, we would propose to add disclosure substantially similar to the following (updated as appropriate):

“The majority of named executive officers have aggregate targeted compensation that is below the targeted median benchmark rate for that executive’s position.  No named executive officer’s aggregate targeted compensation exceeds the targeted median for that executive’s position by more than 10%.”

6.             The compensation committee reviews and evaluates your chief executive officer’s performance against his individual and corporate goals and strategies.  You also state that the salary of an elected officer may be established above or below the target for that individual’s position, based on his or her level of responsibility, performance against individual annual performance goals, among other factors.  To the extent your incentive programs and base salaries are correlated with the achievement of certain annual individual objectives and performance factors, please disclose the specific items of individual performance used to determine incentive payments and salaries, and explain how your incentive bonuses are specifically structured around such individual objectives and milestones.  Please see Item 402(b)(2)(vii) of Regulation S-K.

Response:

In future filings, we would propose to add disclosure substantially similar to the following (updated as appropriate):

“Each year, Mr. Duncan provides the Committee and the Committee of Outside Directors with a list of his goals and priorities for the upcoming fiscal year.  The Committee of Outside Directors provides Mr. Duncan with a performance review each year, which includes considering the financial performance of the Company for the year as well as Mr. Duncan’s performance against his goals.  The Executive Compensation Committee joins the Committee of Outside Directors when it conducts this review so that it can take the results into consideration when it sets Mr. Duncan’s compensation for the year.

For all other elected officers, annual performance goals are one possible reason that an officers’ salary might be established above or below the median for his or her position. Other possible reasons include his or her level of responsibility, years of experience, and considerations of fairness and comparability within the Company.  These matters are considered when recommended compensation is being structured for an elected officer by management.  In 2006, no named executive officer had incentive compensation under a plan that required accomplishment of individual performance measures.”

7.             The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers.  Refer to Section II.B.1 of Commission Release 33-8732A.  If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.  For example, we note the disparity between Mr. Duncan’s compensation and that of the other named executive officers.  Given this, please provide a more detailed discussion of how and why Mr. Duncan’s compensation differs from that of the other named executive officers.

Response:

In future filings, we would propose to add disclosure substantially similar to the following (updated as appropriate):

“Mr. Duncan received the following items of compensation that differ from that of the other named executive officers:

a.               Overview:  Mr. Duncan was hired at a time when the Company was experiencing a number of challenges.  In December 2003, Boise Cascade Corporation (the Company’s former name) completed its purchase of OfficeMax, Inc.  Prior to December 2003, the Company sold and distributed office products to businesses as one of its lines of business but had no retail presence.  In November 2004, the Company sold all lines of business other than its office products distribution businesses and changed its name to OfficeMax Incorporated.  As a result, the

Company went through a major restructuring, including adding many new executives to the management team.  In December 2004, the Company commenced an internal investigation into claims by a vendor to its retail business that certain employees acted inappropriately in requesting promotional payments and in falsifying supporting documentation.  In January 2005 the president of the Company’s retail business and its chief financial officer resigned.  In February 2005, the Company’s chief executive officer resigned and the Company announced a restatement arising from its internal investigation.  In April 2005, as the Company was finalizing its employment arrangements with Mr. Duncan, it was threatened with a proxy contest.  As a result of all the challenges and uncertainty with respect to the Company, it was crucial to chief executive officer recruitment efforts to be able to offer a competitive package that provided some certainty to the candidate.  Mr. Duncan’s initial overall compensation, as well as each element of his compensation, was reasonable when compared to relevant benchmark data, taking into account the circumstances of his recruitment and his relevant experience.  Most of the aspects of Mr. Duncan’s employment that are different than those paid to other named executive officers stem from the initial terms of his employment agreement, which were critical to Mr. Duncan’s decision to join the Company.  The other named executive officers do not have employment agreements.

b.              Salary:  Mr. Duncan’s base salary was initially established at $850,000 in April 2005, when he joined the Company, pursuant to the terms of his employment agreement.  In February 2006, the Committee approved an increase in Mr. Duncan’s base salary to $900,000, effective in April 2006. This resulted in Mr. Duncan’s base salary remaining below the midpoint of the salary range for chief executive officers of peer companies in the Hewitt survey.  The Committee approved the 2006 increase in recognition of Mr. Duncan’s impact on the strategic direction of the Company and our improved operating results.  In February 2007, following a discussion of Mr. Duncan’s current salary, as well as the other items of compensation that have been granted to Mr. Duncan, the Committee approved an increase in Mr. Duncan’s salary to $1,000,000, effective as of April 1, 2007, in recognition of Mr. Duncan’s impact on the Company’s operating results, which improved significantly in 2006, and his implementation of a complicated turnaround plan for the Company in a short time frame.  With this increase, Mr. Duncan’s salary is still below the midpoint of the salary range for chief executive officers of peer companies in the Hewitt survey.  Although the procedure to set Mr. Duncan’s salary differs from the procedure to set the other named executive officer salaries (in that no recommendation is made to the Committee with respect to his salary), his target salary is benchmarked in the same way as the other named executive officers, and that benchmark information is provided to the Committee.

c.               Annual Incentive Compensation:  Mr. Duncan’s annual incentive compensation is determined in the same manner as all other named executive officers, except that, under his employment agreement, his annual target bonus must be at least 100% of his annual base salary in effect at the beginning of the applicable fiscal year, with a maximum potential award equal to 225% of his annual base salary.  In both 2006 and 2007, his target was 100% of his salary.  In addition, notwithstanding the performance goals, Mr. Duncan’s Agreement provided that, for 2005 only, he was to receive a minimum award of 100% of his base salary. Following 2005, however, Mr. Duncan receives a bonus only when the plan targets are met, like the other named executive officers.

d.              Long term incentive compensation.  Mr. Duncan’s long-term incentive compensation is determined in the same manner as all other named executive officers, except that under his employment agreement, Mr. Duncan’s award target must be at least equal to 350% of his then-current annual base salary.  In both 2006 and 2007, his target was 350% of his salary.

e.               Other Compensation.  In addition, Mr. Duncan has the following compensation that is different than other named executive officers.  First, in 2005 at the time of Mr. Duncan’s hiring, the Committee awarded him 15,000 restricted stock units and stock options to buy 250,000 shares of our common stock.  Second, Mr. Duncan has a supplemental pension benefit.  Each of these additional items of compensation were part of the package offered to Mr. Duncan before he joined the Company.  Mr. Duncan’s supplemental pension benefit was offered to him as a replacement for a similar program which was available to him through his previous employer.”

Independent Consultant, page 24

8.             The compensation committee has engaged Frederic W. Cook & Co. as a consultant.  Describe in greater detail the nature and scope of the consultant’s assignment and the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.  For instance, clarify the interaction between and use of the work-product created by Frederic Cook and Hewitt Associates as it relates to all elements of compensation.  See Item 407(e)(3)(iii) of Regulation S-K.

Response:

In future filings, we would propose to add the following disclosure:

“Frederic W. Cook & Co. (“Cook”) is retained directly by the Committee, which has the sole authority to retain and terminate Cook.  Cook provides no services to management and has no economic relationships with the Company other than in its role as advisor to the Committee.  In its capacity as advisor to the Committee, Cook is available to meet with the Committee and management when requested and regularly attends the Committee meetings.  The services provided to the Committee by Cook include but are not limited to:  reviewing proposals prepared by management; advising on the design of incentive plans including the structure of the plans, the selection of performance metrics and the setting of performance goals; advising on the design of the indirect elements of the total compensation program such as change in control severance benefits, stock ownership policy and perquisites; assisting the Committee in making changes to CEO compensation and in determining Mr. Duncan’s annual payout, if any, under the bonus plan as well as his annual long-term incentive award; providing periodic updates on emerging trends and best practices with regard to compensation design and policy; assisting with preparation of the annual proxy statement and other matters related to disclosure of executive compensation; conducting an annual competitive analysis of compensation rates for the Company’s executive officers and of aggregate equity compensation expense for the Company as a whole; and recommending an annual equity compensation budget based on both share usage and economic cost.

Management engages Hewitt Associates (“Hewitt”) to conduct an annual survey of the base salary, short-term incentives, annual targeted total cash compensation, long-term incentives, and annual targeted net total compensation paid by a peer group of companies.  This information is used by management to benchmark the compensation recommendations that management provides to the Committee.  Management does not routinely make other information requests from Hewitt.  Cook reviews management’s recommendations and provides feedback to the Committee on those recommendations.”

Change in Control Agreements, page 48

9.             Please disclose the extent to which any of change of control and severance payments are wholly or partially conditioned on the non-compete, non-solicitation and other negative covenants discussed in this section.  Refer to Item 402(j)(4) of Regulation S-K.

Response:

In future filings, we would propose to add the following disclosure:

“If a recipient of severance and other payments pursuant to the Company’s change in control agreements were to breach the negative covenants, the agreements provide the Company with the right to seek equitable relief in a court of competent jurisdiction in connection with the enforcement of the covenants.  Payment is not wholly or partially conditioned on adherence to the covenants.  However, payment of the benefits provided in the change in control agreements is conditioned upon the recipient’s execution and delivery to the Company of a customary general release of claims.”

10.          Disclose in your Compensation Discussion and Analysis why the company pays what it pays for change of control and severance.  Further, disclose why the specific triggers were chosen.

Response:

In future filings, we would propose to add the following disclosure:

“The Committee’s overall objective in implementing the change in control policy was to encourage the Company’s most senior executives to review and consider possible change in control transactions in an independent and objective manner without the influence of self-interest or fear of economic loss associated with the possible loss of their positions.  In support of this objective, the policy is intended to provide reasonable and competitive severance benefits to executives who lose their

jobs as a result of a change in control and to avoid windfall payments associated with completing a transaction.   For this reason, benefits under the policy are provided only upon the occurrence of a “double trigger” event, which is defined as completion of a change in control followed by a qualifying termination of employment.  In the absence of a reasonable change in control policy, an incentive may exist for senior executives to oppose transactions that are in shareholders’ best interests, and conversely, an inappropriately designed program that provides benefits without loss of employment could incent management to pursue transactions that are not necessarily in shareholders’ best interests.  The Committee believes the amounts to be paid upon termination following a change in control are market competitive and have an aggregate potential cost that falls within reasonable competitive parameters, drawing on input received from Cook, including Cook’s review of the proposed agreement and analysis of potential change in control costs for the executives covered by the agreements.  Cook advised the Committee that the overall cost of the program was reasonable in relation to the Company’s market capitalization at the time of approval and that the specific design provisions supported the objectives described above and were consistent with best practice.  In approving these payments, the Committee also reviewed data from Hewitt regarding the average characteristics of change in control agreements among Fortune 200 companies.”

Options and Exercises and Vested Stock Table, page 44

11.          The value realized on the exercise should be calculated based upon market price of the underlying securities at exercise.  Refer to the Instruction to Item 402(g)(2) of Regulation S-K.

Response:

Item 402(g)(2) states “report in column (c) the aggregate dollar amount realized by the named executive officer upon exercise of the options or upon the transfer of such instruments for value.  Compute the dollar amount realized upon exercise by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options.”

Mr. Rowsey exercised the following options at the following prices on May 2, 2006:

1.	9,600 at $27.50	[exercise price: $264,000]
2.	9,000 at $35.60	[exercise price: $320,400]
3.	11,700 at $27.76	[exercise price: $324,792]

[aggregate exercise price: $909,192]

Mr. Rowsey then immediately sold the underlying securities at the following prices on May 2, 2006:

4.	1,600 at $40.26	[netting: $ 64,416]
5.	3,000 at $40.24	[netting: $120,720]

6.	4,000 at $40.19	[netting: $160,760]
7.	1,000 at $40.17	[netting: $ 40,170]
8.	3,000 at $40.01	[netting: $120,030]
9.	6,000 at $40.00	[netting: $240,000]
10.	3,000 at $40.17	[netting: $120,510]
11.	1,700 at $40.15	[netting: $ 68,255]
12.	3,000 at $40.04	[netting: $120,120]
13.	2,000 at $40.03	[netting: $ 80,060]
14.	2,000 at $40.00	[netting: $ 80,000]

[aggregate net proceeds: $1,215,041]

The sum of the products of 4 through 14 ($1,215,041) above provide the market price of the underlying securities. The sum of the products of 1, 2 and 3 ($909,192) above provide the exercise price of the options.  As a result, we calculated our disclosed value by taking the difference between the market price of the underlying securities at exercise and the exercise or base price of the options, which we believe is responsive to Item 402(g)(2).

Alternatively, we could calculate the market price by multiplying the number of shares sold by the closing price of a share of the Company’s stock on May 2, 2006 ($40.03).  This would result in a disclosed value of $303,717.  We are comfortable that either disclosed value would provide an appropriate value realized on exercise.

Conclusion

As requested in your letter, we acknowledge that:

•                                          We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (630) 864-5060.

Sincerely,

/s/ Susan M. Wagner-Fleming

Susan M. Wagner-Fleming